UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2015

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033 and 333-204795), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 26, 2015, Can-Fite BioPharma Ltd. (the “Company”) convened a Special General Meeting of Shareholders and a Special General Meeting of Series 10 Warrant Holders, however, both meetings were adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Special General Meeting of Shareholders will be reconvened on Thursday, December 3, 2015 at 4.00p.m. (Israel time) at the Company’s offices located at 10 Bareket Street, Petach Tikva, Israel and a Special General Meeting of Series 10 Warrant Holders will be reconvened on December 3, 2015 at 4.30 p.m. (Israel time) at the Company’s offices in Petach Tikva, Israel.

On November 27, 2015, the Company issued a press release announcing financial results for the nine months ended September 30, 2015 and updates on its drug development programs. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated November 27, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date November 27, 2015	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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